UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 333-175137

Pinafore Holdings B.V.

(Translation of registrant’s name into English)

Prins Bernhardplein 200, 1097 JB, Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒    Form  20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change in Control of Registrant

On April 4, 2014, Pinafore Holdings B.V. (the “Company”) and affiliates of the Blackstone Group (“Blackstone”) issued a press release announcing that affiliates of Onex Corporation and the Canada Pension Plan Investment Board have agreed to sell the Company to Omaha Acquisition Inc., which is controlled by Blackstone, for $5.4 billion. The sale is expected to close later this year and is subject to customary closing conditions and regulatory approvals. A copy of the release announcing the sale is attached to this Report as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

99.1	Release dated April 4, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pinafore Holdings B.V. (Registrant)

Date: April 4, 2014	By:	/s/ M.H. Baker
	Name:	M.H. Baker
	Title:	Managing Director